UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                              SCHEDULE 13D

               UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. 2)*

                        Mutual Bancompany, Inc.
-----------------------------------------------------------------------------
                            (Name of Issuer)

                 Common Stock, par value $.01 per Share
-----------------------------------------------------------------------------
                     (Title of Class of Securities)
                               62823P109
-----------------------------------------------------------------------------
                             (CUSIP Number)

                        Lakeshore Capital, Inc.
                     Jay D. Johnson (630) 655-3300
        6262 S. Route 83, Suite 303, Willowbrook, IL  60514-2985
-----------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive
                      Notices and Communications)

                            October 28, 1996
-----------------------------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's inititial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










Page 1 of 7
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

                                 SCHEDULE 13D

  CUSIP NO. 62823P109                                        PAGE 2 OF 7 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lakeshore Capital, Inc.
      36-3868589
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          -0-
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      -0-
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      -0-
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




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

                                 SCHEDULE 13D

  CUSIP NO. 62823P109                                        PAGE 3 OF 7 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Aqua Fund L.P.
      36-3868593
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          -0-
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      -0-
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      -0-
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




Page 3 of 7
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

                                 SCHEDULE 13D

  CUSIP NO. 62823P109                                        PAGE 4 OF 7 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lakeshore Harbor Fund L.P.
      36-4050270
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          -0-
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      -0-
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      -0-
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




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

ITEM1.   SECURITY AND ISSUE

         This Schedule 13D filed November 6, 1996 by Lakeshore Capital, Inc. ("Lakeshore"), Aqua Fund L.P. ("Aqua Fund") and Lakeshore Harbor Fund L.P. ("Harbor") relates to the shares of common stock, par value $.01 per share (the "Common Stock" or the "Shares"), of Mutual Bancompany, Inc. (the "Company"), with its principal executive offices located at 101 West McCarty Street, Jefferson City, MO 65101.

ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule 13D is being filed by the following reporting persons:
                  I.     Lakeshore
                  II.    Aqua Fund; and
                  III.   Harbor

         Lakeshore, a corporation incorporated under the laws of the State of Illinois, is the sole general partner of Aqua Fund and Harbor, both limited partnerships organized under the laws of the State of Illinois. Aqua Fund and Harbor are private investment partnerships engaged in the purchase and sale of securities for investment for their own account. Lakeshore is in the business of serving as the general partner of Aqua Fund and Harbor and in some cases, as an advisor with discretionary power for a limited number of clients with respect to their investments in securities. Jay D. Johnson ("Johnson") is the sole stockholder and the only officer and director of Lakeshore. The business address of Lakeshore, Aqua Fund and Harbor is 6262 South Route 83, Suite 303, Willowbrook, IL 60514.

         Lakeshore, Aqua Fund and Harbor have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any), nor have any of the forgoing been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

         As of October 28, 1996, Aqua Fund has no ownership and is not a beneficial owner of any Shares.

         Lakeshore has no ownership interest in the funds or property of Aqua Fund, except for its interest as general partner of Aqua Fund. Johnson and his wife have invested as limited partners in Aqua Fund.

         As of October 28, 1996, Harbor has no ownership and is not a beneficial owner of any Shares.

         Lakeshore has no ownership interest in the funds or property of Harbor, except for its interest as general partner of Harbor. Johnson has invested as a limited partner in Harbor.

ITEM 4.  PURPOSE OF TRANSACTION

         On October 28, 1996, Roosevelt Financial Group, Inc. acquired the Company. Holders of the Company's Shares received 1.3235 shares of Roosevelt Financial Group, Inc. in exchange for 1 Share of the Company. Therefore, as of October 28, 1996, the acquisition date, Lakeshore, Aqua Fund and Harbor no longer hold any of the Company's Shares.


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

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

        (a)     Number and Percentage
                ---------------------

                Aqua Fund no longer owns any of the Company's Shares. Harbor no longer owns any of the Company's Shares.

        (b)     Power to Vote/Dispose of Shares
                -------------------------------

                Aqua Fund and Harbor do not have the sole power to vote or the sole power to dispose of any Shares. They also do not have the shared power to vote and the shared power to dispose of any Shares.

                Lakeshore (as the general partner of Aqua Fund and Harbor) does not have the sole power to vote or the sole power to dispose of any Shares and Lakeshore does not have the shared power to vote and the shared power to dispose of any Shares.

        (c)     Transactions during the past 60 days or since the most
                ------------------------------------------------------
                recent filing on Schedule 13-D
                ------------------------------

                The following table details the transactions by Aqua Fund and/or Harbor in the Shares since October 28, 1996, the date through which transactions were disclosed in the Schedule 13D dated October 28, 1996.


     Date of           Amount        Price                  Type of
    Transaction      of Shares     Per Share              Transaction
    -----------      ---------     ---------              -----------
 October 28, 1996        0           $0.00        The Company was acquired by
                                                Roosevelt Financial Group, Inc.


        (d)     Other Persons with Control over Shares
                --------------------------------------

                None

        (e)     Date Beneficial Owner Ceased to Own more than 5% of the Shares
                --------------------------------------------------------------

                Lakeshore, Aqua Fund and Harbor ceased to be the beneficial owners of more than 5% of the Shares on October 28, 1996.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other persons

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         No Exhibits are required to be filed

ITEM 8.  AGREEMENT REGARDING JOINT FILING

         The undersigned hereby agree that this statement on Schedule 13D relating to shares of Common Stock, $.01 par value, of Mutual
Bancompany, Inc. be, and any amendments to this Statement will be, filed on behalf of each of the undersigned.


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

                               SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    November 6, 1996





                               LAKESHORE CAPITAL, INC.

                                      /s/  Jay D. Johnson
                                  By:_______________________________________
                                     Jay D. Johnson, President



                               AQUA FUND L.P.

                               By:  LAKESHORE CAPITAL, INC. as General Partner

                                      /s/  Jay D. Johnson
                                  By:______________________________________
                                     Jay D. Johnson, President




                               LAKESHORE HARBOR FUND L.P.

                               By:  LAKESHORE CAPITAL, INC. as General Partner



                                      /s/  Jay D. Johnson
                                  By:_______________________________________
                                     Jay D. Johnson, President



















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